U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                NOTIFICATION OF LATE FILING
                        FORM 12b-25

Sec. File Number   0-9624          Cusip Number 460491 80 6

                        [Check One]
     [ X ] Form 10-K    [   ] Form 20-F   [   ] Form 11-K
             [   ] Form 10-Q   [   ] Form N-SAR

               For the Period Ended: June 30, 1997

               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               For the Transition Period Ended
                         __________________

  Read Instructions (on back page) Before Preparing Form.
                    Please Print or Type
Nothing in this form shall be constructed to imply that the Commission has
         verified any information contained herein
If the notification relates to a portion of the filing checked above, identify the
         Item[s] to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant      International Thoroughbred Breeders, Inc.

Former Name If Applicable

Address of Principal Executive Office (Street and Number)
                              Haddonfield Road & Route 70
City, State and Zip Code      Cherry Hill, NJ 08034

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.

                      [Check box if appropriate]
     [a]       The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expenses;

     [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form
               11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K,
20-F, 11-k, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.
{Attach Extra Sheet if Needed}         SEE ATTACHED


PART IV - OTHER INFORMATION

     [1]       Name and telephone number of person to contact in
regard to this notification

       William H. Warner            609          488-3625
           [Name]             [Area Code]   [Telephone No.]

     [2]       Have all other periodic reports required under
               Section 13 or 15[d] of the Securities and
               Exchange Act of 1934 or Section 10 of the
               Investment Company Act of 1940 during the
               preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify
               report[s].     [ X ] Yes [   ] No

     [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? SEE ATTACHED
               [X ] Yes  [   ] No

               If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            International Thoroughbred Breeders, Inc.
        [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 30, 1997           By/s/Nunzio P. DeSantis
                                      Nunzio P. DeSantis,
                                      Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION
 Intentional misstatements or omissions of fact constitute
      Federal Criminal Violation [See 18 U.S.C. 1001]
                    GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange
   Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form
   12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


         International Thoroughbred Breeders, Inc.

                        Form 12b-25

          Form 10-K for Period Ended June 30, 1997


Part III - Narrative

   During the fiscal year ended June 30, 1997, the Registrant experienced extensive management changes and completed fairly complicated debt financing transactions. The new management believes that a larger, nationwide firm will be more able to service the Registrant in the future and therefore, the Registrant notified its principal accounting firm, Moore Stephens, P.C., that the Registrant would not retain it to audit the Registrant's financial statements for the fiscal year ending June 30, 1997. As a result of Moore Stephens P.C. indicating that they are in disagreement with their termination and their failure to comply with the termination notice and litigation between the Members of the Board, the Registrant has experienced delays in engaging an accounting firm willing to undertake an audit of the Registrant's financial statements for the year ended June 30, 1997. As a result, the Registrant is unable to complete the preparation of the Form 10-K report for filing on a timely basis.

Part IV - Other Information

   (3) For the fiscal year ended June 30, 1996, the Registrant reported a net loss of $1,069,712. On a comparative basis the Registrant anticipates reporting a net operating loss, subject to audit, in the range of $2,500,000 to $3,000,000 for the fiscal year ended June 30, 1997, before various write offs of substantial non-recurring expenses and amortization of options granted. In addition to the write off reported in the Company's 10-Q for March 31, 1997 of $2,585,000, the Company will write off expenses of terminated projects, financing costs, and amortization of options granted which the Company anticipates will result in a net loss for the fiscal year ending June 30, 1997, subject to audit, of approximately $14,000,000.